As filed with the Securities and Exchange Commission on February 20, 2026	Registration No. 333-286167
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
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Quhuo Limited
(Exact name of issuer of deposited securities as specified in its charter)
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Not Applicable
(Translation of issuer’s name into English)
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Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
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1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
+1 (302) 738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Huan Lou, Esq. David B. Manno, Esq. McCarter & English, LLP 250 West 55th Street New York, NY 10019 (212) 609-6800	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1432
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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
  If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
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CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing nine hundred (900) Class A ordinary shares of Quhuo Limited.	N/A	N/A	N/A	N/A
1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (Registration No. 333-286167, filed on March 27, 2025) of Quhuo Limited (the “Company”) is being filed solely for the purpose of filing as an exhibit the Amendment No. 3 to Deposit Agreement between the Company and Deutsche Bank Trust Company Americas (the “Depositary”), as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, which includes an amendment to the termination provisions to (x) specify a date upon which the Deposit Agreement will be terminated, subject to the receipt by the Depositary of all amounts, fees, costs and expense owed to it in full prior to such termination date, and (y) shorten the period after the termination of the Deposit Agreement after which the Depositary may sell the Deposited Securities (as defined in the Deposit Agreement) from six months to 30 days.
PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(iv) to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-286167), which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Pre-Effective Amendment No. 1 to Form F-6 (File No. 333-239528) and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to the Deposit Agreement— Previously filed as Exhibit (a)(ii) to Post-Effective Amendment No. 1 to Form F-6 (File No. 333-239528) and incorporated herein by reference.

(a)(iii)	Amendment No. 2 to the Deposit Agreement— Previously filed as Exhibit (a)(iii) to Post-Effective Amendment No. 1 (File No. 333-286167) and incorporated herein by reference.

(a)(iv)	Amendment No. 3 to the Deposit Agreement— Filed herewith as Exhibit (a)(iv).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Registration Statement on Form F-6 (File No. 333-286167) and incorporated herein by reference.

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. —– Set forth on the signature pages to the Registration Statement on Form F-6 (File No. 333-286167).

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2026.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for Class A ordinary shares, par value US$0.0001 per share of Quhuo Limited.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
Name: Michael Tompkins
Title: Director

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Quhuo Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on February 20, 2026.
Quhuo Limited

By:	/s/ Leslie Yu
	Name:	Leslie Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons on Febuary 20, 2026, in the capacities indicated.
Signature		Title

*
Name:	Leslie Yu	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

*
Name:	Zhen Ba	Director, Vice President and Chief Financial Officer (principal financial and accounting officer)

Name:	Shan Li	Director

*
Name:	Jingchuan Li	Director

*
Name:	Jie Jiao	Director

* By:	/s/ Leslie Yu
Leslie Yu
as Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Quhuo Limited, has signed this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 in Newark, Delaware, United States of America on February 20, 2026.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(a)(iv)	Amendment No. 3 to the Deposit Agreement